Exhibit 12.4

Rogers Cable Inc.
Financial Statement Schedules
Schedule of Valuation Account - Allowance For Doubtful Accounts Receivable
(in millions of Canadian dollars)

Year ended December 31,
Year	Balance, Beginning of Year	Additions (1)	Deductions (2)	Balance, End of Year

2004	18	28	(30)	16
2005	16	27	(29)	14
2006	14	13	(13)	14

____________

(1)	Represents the increase in allowance for doubtful accounts receivable charged to expense.
(2)	Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.